UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2011
or

¬	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___to ___

Commission file number 000-07246

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
The PDC Energy, Inc. 401(k) & Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PDC Energy, Inc.

1775 Sherman Street, Suite 3000, Denver, Colorado 80203
REQUIRED INFORMATION

1.	In lieu of the requirements of Items 1-3: audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2011 and 2010.

Exhibit 23.	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm.

THE PDC Energy, Inc. 401(K) & PROFIT SHARING PLAN AND AUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
The PDC Energy, Inc. 401(k) & Profit Sharing Plan
Bridgeport, West Virginia

We have audited the accompanying statements of net assets available for benefits of The PDC Energy, Inc. 401(k) & Profit Sharing Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2011 financial statements taken as a whole.

/s/ SCHNEIDER DOWNS & CO., INC.

Pittsburgh, Pennsylvania
June 22, 2012

PDC ENERGY, INC.
401(K) & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31,
Assets	2011	2010

Investments, at fair value	$30,023	$27,937
Total investments	30,023	27,937

Receivables:
Employer contributions	1,073	908
Employee contributions	1	48
Notes receivable from participants	661	606
Total receivables	1,735	1,562

Total Assets	31,758	29,499

Liabilities
Excess deferrals due to participants	—	2
Total Liabilities	—	2

Net assets available for benefits	$31,758	$29,497

See notes to financial statements.

THE PDC ENERGY, INC.
401(K) & PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2011
(in thousands)

Additions to net assets attributed to:
Investment income (loss):
Interest and dividend income	$663
Net realized & unrealized change in fair value of investments	(1,983)
Total investment loss	(1,320)

Interest income on notes receivable from participants	38

Contributions:
Employer contributions	1,998
Participant contributions	2,268
Employer contributions-profit sharing	1,000
Participant rollovers	789
Total contributions	6,055

Total additions	4,773

Deductions from net assets attributed to:
Benefits paid to participants	2,506
Administrative expenses	6
Total deductions	2,512

Net increase	2,261

Net assets available for benefits:
Beginning of year	29,497

End of year	$31,758

See notes to financial statements.

THE PDC ENERGY, INC.
401(K) & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.    DESCRIPTION OF THE PLAN

The following description of The PDC Energy, Inc. (the “Company”) 401(k) & Profit Sharing Plan, formerly 'The Petroleum Development Corporation 401(k) & Profit Sharing Plan)', (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all Company employees who meet the eligibility requirements of the Plan, except residents of Puerto Rico, independent contractors later determined to be employees, leased employees and employees covered by a collective bargaining agreement of PDC Energy, Inc. The plan also covers employees of the Company's subsidiaries and joint venture. Currently, no Company employees are covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended.

Trustee and Recordkeeper
All of the Plan's assets are held by Fidelity Management Trust Company as trustee who also has participant account record keeping responsibilities.

Contributions
Each year, participants may make contributions of up to 60% of their pretax annual compensation, as defined in the Plan, subject to statutory limitations. Participants in the Plan may also elect to make contributions to Roth salary deferral accounts and Roth rollover accounts. The Plan also allows catch up contributions for participants who have reached age 50 by the end of the year, subject to statutory limitations. The Company may make discretionary matching contributions in such amounts as may be determined by the Company's Board of Directors each plan year. In 2011, the Company matched 100% of each participant's contributions up to 10% of each participant's compensation and an additional 20% of each participant's contributions greater than 10% of each participant's compensation. In addition, the Company may make discretionary profit sharing contributions on the participant's behalf in an amount to be determined by the Board of Directors at the end of the plan year. During 2012, the Company elected to make a 2011 discretionary profit sharing contribution of $1,000,000, which is included in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011.

Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers 24 mutual funds and the Company's common stock as investment options for participants. Participants may change their investment election for current or future contributions, the percentage(s) invested in each of these options, or transfer funds among these options on any business day.

Participant Accounts
Each participant's account is funded with the participant's contributions, (including rollovers); the Company's matching contribution, and allocations of the Company's discretionary contribution and Plan earnings. Allocations of earnings are based on participant earnings from investments. The benefit to which a participant is entitled is the benefit provided from the participant's vested account.

Vesting
Participant contributions, plus actual earnings thereon, vest immediately. The Company's contribution portion of the participants accounts vests based on years of service. Participants generally vest 25 percent after one year of service, 50 percent after two years of service, and are 100 percent vested after three years of service.

Notes Receivable from Participants
Participants generally may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their account balance, whichever is less. Principal and interest are paid ratably through payroll deductions. The repayment period shall be no more than five years unless such loan is for the purchase of a participant's primary residence, in which case the repayment period may not extend beyond ten years from the date of the loan. The loans are secured by the balance in the participant's account and interest is set at the discretion of the Plan administrator. Prior to August 31, 2010, loan interest was set at 6%. As of September 1, 2010, loan interest was set at the prime lending rate in effect at the loan origination date plus one percent. Interest during 2011 accrued at rates ranging from 4.25% to 6%.

Payment of Benefits
On termination of service for any reason, a participant, representative or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments under a systematic withdrawal plan. In addition, age 59 1/2 withdrawls from all accounts, and in-service hardship withdrawals from a participant's Deferral Contributions Account and match account, are also allowed. Rollover contributions may be withdrawn at any time.

Forfeitures
The Company's discretionary contributions that are not vested upon termination of employment are forfeited and may be used to reduce future Company contributions. At December 31, 2011 and 2010, the forfeited nonvested accounts totaled $79,831 and $78,173. For the year ended December 31, 2011, $118,123 of forfeitures was used to offset current year employer contributions.

2.    SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

New Accounting Pronouncements
In May 2011, the FASB issued Accounting Standards Update 2011-04 (ASU 2011-04), Amendments to Achieve Common Fair Value Measures and Disclosure Requirements in U.S. GAAP and IFRS, to provide a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. generally accepted accounting principles and International Financial Reporting Standards.  This standard changes certain fair value measurement principles and enhances the disclosure requirements.  Those disclosures are effective for fiscal years beginning after December 15, 2011 and should be applied prospectively.  The adoption of this update is not expected to materially expand the Plan's financial statement footnote disclosures.

Basis of Presentation
The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income
The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The market value of the Company's common stock was based on the publicly traded price as of the last trade date of the year, December 31, 2011.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Administrative Expenses
Administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and, as such, are not expenses of the Plan. The amount reported as administrative expenses of the Plan are transactional fees charged to the recipient's account, such as loan processing, expedited shipping fees, etc.

Payment of Benefits
Benefits are recorded when paid.

Subsequent Events
The Plan administrator has evaluated subsequent events through the date of this report, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2011. As of the date of this report, there are no subsequent events that are reportable.

Fair Value Measurements
The Plan's assets are measured at fair value pursuant to a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 financial instruments) and the lowest priority to unobservable inputs (Level 3 financial instruments). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

•	Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities.

•
Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

•	Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

The table below sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2011 and 2010: (in thousands)

	Investments at Fair Value as of December 31, 2011
	(Level 1)	(Level 2)	(Level 3)	Total

Money market	$1,710	—	—	$1,710
Mutual funds:
Growth funds	3,213	—	—	3,213
Blended funds	570	—	—	570
Value funds	1,832	—	—	1,832
Bond funds	1,748	—	—	1,748
Balanced funds	729	—	—	729
International funds	1,163	—	—	1,163
Target date funds	14,951	—	—	14,951
Company common stock	4,107	—	—	4,107
Total investments at fair values	$30,023	—	—	$30,023

	Investments at Fair Value as of December 31, 2010
	(Level 1)	(Level 2)	(Level 3)	Total

Money market	$1,326	—	—	$1,326
Mutual funds:
Growth funds	2,982	—	—	2,982
Blended funds	307	—	—	307
Value funds	1,600	—	—	1,600
Bond funds	720	—	—	720
Balanced funds	545	—	—	545
International funds	1,170	—	—	1,170
Target date funds	14,663	—	—	14,663
Company common stock	4,624	—	—	4,624
Total investments at fair values	$27,937	—	—	$27,937

3.     INVESTMENTS

The following represents 5% or more of the Plan's net assets available for benefits at December 31: (in thousands)

	2011	2010
PDC Energy, Inc. Common Stock	$4,107	$4,624
Fidelity Contrafund Mutual Fund	1,545	*
Fidelity Retirement Money Market	1,709	*
Fidelity US Bond Index Mutual Fund	1,748	*
Fidelity Freedom 2015	1,699	1,655
Fidelity Freedom 2020	4,430	4,583
Fidelity Freedom 2025	2,505	2,364
Fidelity Freedom 2030	2,532	2,250

* Investments did not represent 5% or more of the Plan's net assets at December 31 for the respective year.

During 2011, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year depreciated in value as follows: (in thousands)

Mutual funds	$(1,276)
PDC Energy, Inc. common stock	(707)
Net depreciation in fair value of investments	$(1,983)

4.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, Plan participants will become 100% vested in their accounts.

5.    TAX STATUS

The Plan is documented on a volume submitter profit sharing plan with 401(k) features prepared by Fidelity Management and Research Company.  The Plan has received an opinion letter from the Internal Revenue Service dated March 31, 2008 that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code.  The Company has not sought an individual determination letter for the Plan and is relying on the opinion letter as to the Plan's tax qualification, as provided for in Revenue Procedure 2005-16.  The Plan administrator believes the Plan is operated in compliance with the applicable requirements of the Internal Revenue Code and has no income subject to unrelated business income tax. Therefore, no provision for income taxes has been included in the Plan's financial statement.

6.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

7.    RELATED PARTY / PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the Company's common stock. The Company is the Plan sponsor and therefore qualifies as a related party / party-in-interest. At December 31, 2011, the Plan held an investment of 116,966 shares of the common stock of the Company. The fair value of the Company common stock held by the fund at December 31, 2011 was $4,106,661.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the assets available for benefits as included in the financial statements to Form 5500 as of December 31, 2011 and 2010: (in thousands)

	2011	2010
Net assets available for benefits - financial statements	$31,758	$29,497
Less deemed distribution of participant loans	(7)	—
Net assets available for benefits - Form 5500	$31,751	$29,497

INDEX of Supplemental Schedules

•	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

THE PDC ENERGY, INC.
401(K) & PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1211621, PLAN 001
DECEMBER 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date and Rate of Interest	Cost**	Current Value
				(in thousands)
	ABF Large Cap Val PA	American Beacon Large Cap Value Plan Ahead Class		$730
	Rainier	Rainier Small/Mid Cap Equity Mutual Fund		986
	Royce	Royce Opportunity Mutual Fund		585
*	PDC Energy, Inc.	Common Stock		4,107
*	Fidelity Contrafund	Fidelity Contrafund Mutual Fund		1,545
*	Fidelity Value	Fidelity Value Mutual Fund		517
*	Fidelity Balanced	Fidelity Balanced Mutual Fund		729
*	Fidelity International Discovery	Fidelity International Discovery Mutual Fund		682
*	Fidelity Export and Multinational	Fidelity Export and Multinational Mutual Fund		682
*	Fidelity Freedom Income	Fidelity Freedom Income Mutual Fund		263
*	Fidelity Freedom 2000	Fidelity Freedom 2000 Mutual Fund		17
*	Fidelity Freedom 2010	Fidelity Freedom 2010 Mutual Fund		992
*	Fidelity Freedom 2020	Fidelity Freedom 2020 Mutual Fund		4,430
*	Fidelity Freedom 2030	Fidelity Freedom 2030 Mutual Fund		2,532
	Spartan Total Market Index	Spartan Total Market Index Mutual Fund - Investor Class		570
	Spartan International Index	Spartan International Index Mutual Fund - Investor Class		481
*	Fidelity Retirement Money Market	Fidelity Retirement Money Market Mutual Fund		1,709
*	Fidelity US Bond Index	Fidelity US Bond Index Mutual Fund		1,748
*	Fidelity Freedom 2040	Fidelity Freedom 2040 Mutual Fund		905
*	Fidelity Freedom 2005	Fidelity Freedom 2005 Mutual Fund		284
*	Fidelity Freedom 2015	Fidelity Freedom 2015 Mutual Fund		1,699
*	Fidelity Freedom 2025	Fidelity Freedom 2025 Mutual Fund		2,505
*	Fidelity Freedom 2035	Fidelity Freedom 2035 Mutual Fund		776
*	Fidelity Freedom 2045	Fidelity Freedom 2045 Mutual Fund		188
*	Fidelity Freedom 2050	Fidelity Freedom 2050 Mutual Fund		360
*	PDC Energy, Inc. Stock Purchase Account	Money Market		1
				30,023
*	Notes Receivable from participants	Loans with maturities ranging from 1 month to 60 months and interest rates that range from 4.25% to 6%.		655
				$30,678

*     Denotes party-in-interest to the Plan
**    Historical cost is not required as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PDC ENERGY, INC. 401(K) & PROFIT SHARING PLAN By: PDC Energy, Inc. Plan Administrator
June 22, 2012	By: /s/ R. Scott Meyers
R. Scott Meyers
Chief Accounting Officer